Exhibit 99.3

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 8 June 2006 it purchased for cancellation 407,471 of its ordinary shares at a price of 487.657862 pence per ordinary share.